EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2002	2003	2004	2005	2006
Fixed charges and preferred stock dividends:

Interest	$ 350	$ 345	$ 332	$ 342	$ 413

Interest portion of annual rentals	4	4	4	5	6

Preferred dividends of subsidiaries (1)	14	11	12	10	15

Total fixed charges	368	360	348	357	434

Preferred dividends for purpose of ratio	-	-	-	-	-

Total fixed charges and preferred
dividends for purpose of ratio	$ 368	$ 360	$ 348	$ 357	$ 434

Earnings:

Pretax income from continuing operations	$ 736	$ 814	$ 1,105	$ 947	$ 1,732

Add:
Total fixed charges (from above)	368	360	348	357	434

Distributed income of equity investees	11	72	59	73	431

Less:
Interest capitalized	29	26	8	28	58

Equity in income (loss) of unconsolidated
subsidiaries and joint ventures	(55)	5	36	66	156

Minority interest in income of consolidated
subsidiaries	-	-	-	-	7

Total earnings for purpose of ratio	$ 1,141	$ 1,215	$ 1,468	$ 1,283	$ 2,376

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.10	3.38	4.22	3.59	5.47

Ratio of earnings to fixed charges	3.10	3.38	4.22	3.59	5.47

(1) In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.